Ferrovial SE & Subsidiaries Unaudited Financial Results Report January-March 2025 ferrovial For a world on the move

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The aforementioned non-IFRS measures include “Adjusted EBIT,” “Adjusted EBIT Margin,” “Adjusted EBITDA,” “Adjusted EBITDA Margin,” “Comparable or ‘Like-for-Like’ (‘LfL’) Growth,” “Order Book,” “Consolidated Net Debt,” “Cash flows excluding infrastructure projects (Ex-Infrastructure Cash Flows),” Cash flows from infrastructure projects (Infrastructure Cash Flows),” and “Ex-Infrastructure Liquidity.” These non-IFRS measures are designed to complement and should not be considered superior to measures calculated in accordance with IFRS. Although the aforementioned non-IFRS measures are not measures of operating performance, an alternative to cash flows, or a measure of financial position under IFRS, they are used by the Group’s management to review operating performance and profitability, for decision-making purposes, and to allocate resources. 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FERROVIAL - Q1 2025 FINANCIAL RESULTS

Ferrovial Results January - March 2025

HIGHLIGHTS

- **Ferrovial delivered solid Q1 2025 results, showing substantial revenue growth in all business divisions. Revenue** reached EUR 2,059 million (+7.4% LfL growth), driven primarily by higher contribution from Construction (+5.3% LfL growth) and higher Highways revenue (+14.1% LfL growth). **Adjusted EBITDA** amounted to EUR 309 million (+19.1% LfL growth), driven by Highways' performance (+14.6% LfL growth), particularly US Highways with adj. EBITDA of EUR 229 million (+14.6% vs Q1 2024). Construction delivered a strong quarter reaching EUR 87 million of adj. EBITDA (+24.8% LfL growth).
- **407 ETR's** traffic grew by +1.9% in Q1 2025 benefiting from increased mobility, partially offset by the adverse weather conditions vs Q1 2024 and the leap year effect. Revenues reached CAD 410 million in Q1 2025 (+24.3% vs Q1 2024). EBITDA increased by +15.0% in Q1 2025, including CAD 25.9 million of Schedule 22 provision accrued in Q1 2025.
- **All Managed Lanes posted robust revenue per transaction growth in Q1 2025, significantly outpacing inflation (+2.9%):** NTE +13.8%, LBJ +10.0% & NTE 35W +8.9%. This KPI grew by +25.6% at I-66 & +21.8% at I-77, where no price cap is in place.
- **Airports:** New Terminal One (JFK) construction development keeps advancing, while Dalaman showed steady performance from domestic traffic (+0.6%).
- **Construction** reached a 3.3% adjusted EBIT margin for Q1 2025, continuing the positive trend from previous quarters and showing a significant improvement compared to last year's performance (2.1% adjusted EBIT margin for Q1 2024). The order book reached an all-time high of EUR 17,187 million (+4.4% LfL growth vs December 2024), excluding c.EUR 1,520 million of pre-awarded contracts.
- **Solid financial position** with ex-infrastructure project companies liquidity levels reaching EUR 5,334 million and Consolidated Net Debt of ex-infrastructure project companies at EUR -1,847 million. Main cash inflow was AGS's divestment (EUR 538 million), partially offset by cash outflows driven by shareholder distribution (EUR -156 million) and investments (EUR -208 million) including equity injection in NTO (EUR -152 million).

MAIN CORPORATE EVENTS

- In March, announced agreement to acquire up to a 5.06% stake in the 407 ETR from AtkinsRéalis for a maximum of CAD 2.09 billion with an expected close in Q2 2025.
- In April, announced opening of Silvertown Tunnel, a highly complex infrastructure project expected to significantly enhance transportation in East London.

SUSTAINABILITY HIGHLIGHTS

- Ferrovial has been selected in S&P Global Sustainability Yearbook 2025 ranking by S&P Global, for its outstanding sustainability practices.
- Ferrovial receives the Forbes Innovation Award in the category of Talent and Culture.

REPORTED P&L

(EUR million)	Q1 25	Q1 24
Revenue	**2,059**	**1,879**
Adjusted EBITDA*	**309**	**254**
Fixed asset depreciation	-109	-102
Adjusted EBIT*	**199**	**152**
Disposals & impairments	297	0
Operating profit/(loss)	**496**	**152**

REVENUE

(EUR million)	Q1 25	Q1 24	VAR.	LfL growth*
Highways	324	277	17.2%	14.1%
Airports	5	5	12.8%	11.4%
Construction	1,584	1,476	7.3%	5.3%
Energy	74	53	40.7%	40.1%
Other	72	70	2.7%	0.4%
Revenue	**2,059**	**1,879**	**9.6%**	**7.4%**

ADJUSTED EBITDA*

(EUR million)	Q1 25	Q1 24	VAR.	LfL growth*
Highways	235	203	15.7%	14.6%
Airports	-10	-9	-5.3%	-26.5%
Construction	87	68	27.5%	24.8%
Energy	0	-5	95.4%	95.3%
Other	-4	-4	7.9%	6.4%
Adjusted EBITDA*	**309**	**254**	**21.6%**	**19.1%**

ADJUSTED EBIT*

(EUR million)	Q1 25	Q1 24	VAR.	LfL growth*
Highways	173	147	17.6%	17.1%
Airports	-12	-10	-13.2%	-34.7%
Construction	52	32	64.1%	59.5%
Energy	-4	-7	43.8%	43.2%
Other	-11	-10	-6.8%	-6.7%
Adjusted EBIT*	**199**	**152**	**31.1%**	**28.3%**

CONSOLIDATED NET DEBT*

(EUR million)	MAR-25	DEC-24
Consolidated Net Debt of ex-infrastructure project companies*	**-1,847**	**-1,794**
Consolidated Net Debt of infrastructure project companies*	**7,482**	**7,856**
Highways	7,087	7,491
Other	396	365
Consolidated Net Debt*	**5,636**	**6,061**

TRAFFIC PERFORMANCE

	Q1 25	Q1 24	VAR.
407 ETR**	524	514	1.9%
NTE ***	9	9	-5.7%
LBJ ***	11	11	2.2%
NTE 35W***	12	12	2.9%
I-77***	10	10	0.4%
I-66***	7	7	3.7%
Dalaman****	0.3	0.3	0.6%

***VKTs (Vehicle kilometers travelled) ***Transactions ****Passengers*

**Non-IFRS financial measure. For the definition and reconciliation to the most comparable IFRS measure, see Appendix V - Alternative Performance Measures*

1

Highways EUR 324 million EUR 235 million REVENUE ADJ. EBITDA* +14.1% LfL growth* +14.6% LfL growth* 88% 10%1%1% USA SPAIN PORTUGAL HEADQUARTERS REVENUE 407 ETR (48.29%**, Equity -Accounted) The financial information presented herein for the first quarter of 2025 is based on, and is consistent with, the unaudited consolidated financial statements of 407 ETR for the first quarter of 2025, published on April 24, 2025. Traffic Q1 25 Q1 24 VAR. Avg trip length (km) 21.7 21.6 0.3 % Traffic/trips (million) 24.2 23.8 1.7 % VKTs (million) 524.3 514.2 1.9 % Avg Revenue per trip (CAD) 16.81 13.72 22.5 % VKTs (Vehicle kilometers travelled) In Q1 2025, VKTs increased by +1.9% vs. Q1 2024, due to an increase in mobility and rush-hour commuting from a higher percentage of on- site employees, as well as more targeted rush hour driving offers beginning in March to alleviate congestion across the GTA during workday peak hours. Furthermore, traffic was negatively impacted in Q1 2025 by unfavorable weather and the leap year effect on the 2024 calendar. VKT traffic performance vs. 2024: 3.7% -5.5% 7.1% 1.9% Jan Feb Mar Q1 P&L (CAD million) Q1 25 Q1 24 VAR. Revenue 410 330 24.3 % EBITDA 321 279 15.0 % EBITDA margin 78.3% 84.7 % EBIT 295 252 17.0 % EBIT margin 71.8% 76.4 % Revenue was up +24.3% in Q1 2025, reaching CAD 410 million. • Toll revenue (93% of total): +23.6% to CAD 381.5 million, due to higher traffic volumes, longer trips and higher toll rates effective January 1, 2025 (February 1 in 2024). • Fee revenue (7% of total): +34.4% to CAD 28.5 million, due to higher account fees resulting from higher traffic volumes, higher fee rates effective January 1, 2025, and higher net interest from higher delinquent balances and higher enforcement fees. (CAD million) Q1 25 Q1 24 VAR. Toll Revenue 382 309 23.6 % Fee Revenue 29 21 34.4 % Total Revenue 410 330 24.3 % OPEX increased by +75.7%, primarily due to Schedule 22 Payment expense, which amounted to CAD 25.9 million in Q1 2025. Additionally, expenses rose due to higher billing and collection costs consistent with higher billing volume, and higher provision for lifetime expected credit loss. Higher system operations costs due to lower salary capitalization as the 407 ETR’s enterprise resource planning and customer relationship management project went live in Q1 2024, and higher license renewal and data usage costs, as well as higher winter maintenance costs due to unfavorable weather, also contributed to higher opex in the period. EBITDA increased by +15.0% in Q1 2025, as a result of higher traffic volumes and revenues. Dividends: No dividends were paid to shareholders in Q1 2025 or Q1 2024. At the April Board meeting, a CAD 200 million dividend was approved for Q2 2025 (+14.3% higher than Q2 2024). Net debt: CAD 9,740 million (average cost of 4.25%) in March 2025 vs. CAD 9,901 million in December 2024. 58% of debt matures beyond 2039. Upcoming bond maturity dates include CAD 374 million in 2025, CAD 387 million in 2026 and CAD 377 million in 2027. 407 ETR bond maturity profile (CAD million) Senior Bonds Subordinated Bonds Junior Bonds 20 25 20 26 20 27 20 28 20 29 20 30 20 31 20 32 20 33 20 34 20 35 20 36 20 37 20 38 20 39 20 40 20 41 20 42 20 43 20 44 20 45 20 46 20 47 20 48 20 49 20 50 20 51 20 52 20 53 20 54 0 100 200 300 400 500 600 700 • On March 5, 2025, 407 ETR issued CAD 350 million Senior Bonds, Series 25-A1 to repay Senior Bonds, Series 20-A2 on May 22, 2025. 407 ETR credit rating • S&P: "A" (Senior Debt), "A-" (Junior Debt) & "BBB" (Subordinated Debt), with stable outlook, reaffirmed on July 31, 2024. • DBRS: "A" (Senior Debt), "A low" (Junior Debt) & “BBB” (Subordinated Debt), with stable outlook, reaffirmed on July 11, 2024. Schedule 22 The toll rate increase by 407 ETR effective February 1, 2024, terminated the Force Majeure event and 407 ETR will be subject to a Schedule 22 Payment for 2025, payable to the Province in 2026. At the end of each reporting period, Management prepares an estimate of the Schedule 22 Payment for the calendar year 2025 (2025 Schedule 22 Payment Estimate). Schedule 22 Payment expense for Q1 2025 (CAD 25.9 million) is determined by allocating the 2025 Schedule 22 Payment Estimate, on the basis of dividing the toll revenues of Q1 2025, over the total estimated toll revenues for 2025. Schedule 22 Payment expense for each quarter of 2025 will fluctuate due to the seasonal nature of the business. 407 ETR Toll Rates 407 ETR implemented a new toll rate and fee rate schedule effective on January 1, 2025. The changes also included additional toll zones and new vehicle classifications for motorcycles and medium-sized vehicles. Shareholders update (**) On March 13, 2025, several stock purchase transactions were announced . Pursuant to those the resulting ownership of the company is expected to be: Cintra 48.29%, CPP Investments 44.20% and Public Sector Pension Investment Board 7.51%. AtkinsRéalis will cease to be a shareholder. These shareholder transactions are expected to occur in Q2 2025, subject to various closing conditions. *Non-IFRS financial measure. For the definition and reconciliation to the most comparable IFRS measure, see Appendix V - Alternative Performance Measures FERROVIAL - Q1 2025 FINANCIAL RESULTS 2

FERROVIAL - Q1 2025 FINANCIAL RESULTS

DFW MANAGED LANES (USA)

NTE 1-2 (62.97%, globally consolidated)

In Q1 2025, **traffic** decreased by -5.7% vs. Q1 2024, impacted by the Capacity Improvement construction works and negative weather in January and February (including ML's closures) compared with more favorable weather conditions in Q1 2024 along with the leap year.

(USD million)	Q1 25	Q1 24	VAR.
Transactions (million)	8.6	9.2	-5.7%
Avg. revenue per transaction (USD)	8.5	7.5	13.8%
Revenue	74	68	8.0%
Adjusted EBITDA*	64	60	5.7%
Adjusted EBITDA margin*	86.4%	88.3%	
Adjusted EBIT*	55	53	4.2%
Adjusted EBIT margin*	74.7%	77.4%	

The average **revenue per transaction** reached USD 8.5 in Q1 2025, (+13.8% vs Q1 2024), positively impacted by better traffic mix and more Mandatory Mode events (tolls are forced to be above soft cap to guarantee a minimum level of service).

NTE ADJUSTED EBITDA EVOLUTION (USD million)


30
45
56
60
64
86.0%
87.2%
88.7%
88.3%
86.4%
Q1 21
Q1 22
Q1 23
Q1 24
Q1 25
ADJ. EBITDA*
ADJ. EBITDA margin*

Adjusted EBITDA affected by the accrual of USD 1 million of **revenue sharing** for Q1 2025 (none in Q1 2024).

NTE net debt reached USD 1,307 million in March 2025 (USD 1,330 million in December 2024) with an average cost of 4.46%.

NTE Capacity Improvements: as a result of the success of the project, these Capacity Improvements must be implemented earlier than initially anticipated. The construction works for the Capacity Improvement project started at the end of 2023. The completion of the project is forecasted for early 2027. Ferrovial Construction and Webber are serving as the design-build contractor.

Credit rating

	PAB	Bonds
Moody's	Baa1	Baa1
FITCH	BBB+	BBB+

LBJ (54.60%, globally consolidated)

In Q1 2025, **traffic** increased by +2.2% vs. Q1 2024, despite construction activities in the nearby corridors, negative weather in January and February (including ML's closures) compared with more favorable weather conditions in Q1 2024 along with the leap year effect.

(USD million)	Q1 25	Q1 24	VAR.
Transactions (million)	10.8	10.5	2.2%
Avg. revenue per transaction (USD)	5.1	4.7	10.0%
Revenue	56	50	12.1%
Adjusted EBITDA*	46	41	12.5%
Adjusted EBITDA margin*	82.9%	82.6%	
Adjusted EBIT*	38	33	14.5%
Adjusted EBIT margin*	67.7%	66.3%	

The average **revenue per transaction** reached USD 5.1 in Q1 2025, (+10.0% vs Q1 2024), positively impacted by better traffic mix.

LBJ ADJUSTED EBITDA EVOLUTION (USD million)


21
28
35
41
46
80.1%
80.6%
81.8%
82.6%
82.9%
Q1 21
Q1 22
Q1 23
Q1 24
Q1 25
ADJ. EBITDA*
ADJ. EBITDA margin*

LBJ net debt was USD 2,006 million in March 2025 (USD 2,028 million in December 2024) with an average cost of 4.03%.

Credit rating

	PAB	TIFIA	Bonds
Moody's	Baa2	Baa2	Baa2
FITCH	BBB+	BBB+	BBB+

NTE 35W (53.67%, globally consolidated)

In Q1 2025, NTE 35W showed **traffic** growth (+2.9% vs. Q1 2024), despite of negative weather in January and February (including ML's closures) compared with more favorable weather conditions in Q1 2024 along with the leap year.

(USD million)	Q1 25	Q1 24	VAR.
Transactions (million)	12.0	11.7	2.9%
Avg. revenue per transaction (USD)	6.7	6.1	8.9%
Revenue	80	72	12.2%
Adjusted EBITDA*	65	63	2.8%
Adjusted EBITDA margin*	80.5%	87.8%	
Adjusted EBIT*	53	53	0.8%
Adjusted EBIT margin*	66.4%	73.9%	

The average **revenue per transaction** reached USD 6.7 in Q1 2025, (+8.9% vs Q1 2024), positively impacted by better traffic mix.

NTE 35W ADJUSTED EBITDA EVOLUTION (USD million)


22
32
34
63
65
83.2%
85.8%
81.2%
87.8%
80.5%
Q1 21
Q1 22
Q1 23
Q1 24
Q1 25
ADJ. EBITDA*
ADJ. EBITDA margin*

Adjusted EBITDA was affected by the accrual of USD 5 million of **revenue sharing** for Q1 2025, compared to none in Q1 2024, as it was accounted in Q2 2024 for the period January-June 2024.

NTE 35W net debt reached USD 1,603 million in March 2025 (USD 1,637 million in December 2024) with an average cost of 4.78%.

Credit rating

	PAB	TIFIA
Moody's	Baa1	Baa1
FITCH	BBB+	BBB+

NORTH CAROLINA MANAGED LANES (USA)

I-77 (72.24%, globally consolidated)

In Q1 2025, **traffic** increased by +0.4% vs. Q1 2024, positively impacted by the traffic diverted to I-77 due to the closure of alternative I-40 (reopened with limited capacity since March 1st), partially offset by severe weather during the quarter and the leap year effect.

(USD million)	Q1 25	Q1 24	VAR.
Transactions (million)	9.6	9.6	0.4%
Avg. revenue per transaction (USD)	2.8	2.3	21.8%
Revenue	28	23	21.9%
Adjusted EBITDA*	17	16	7.2%
Adjusted EBITDA margin*	60.4%	68.7%	
Adjusted EBIT*	14	13	10.6%
Adjusted EBIT margin*	49.9%	55.0%	

The average **revenue per transaction** reached USD 2.8 in Q1 2025, +21.8% higher compared with Q1 2024, positively impacted by higher toll rates.

**Non-IFRS financial measure. For the definition and reconciliation to the most comparable IFRS measure, see Appendix V - Alternative Performance Measures*

3

FERROVIAL - Q1 2025 FINANCIAL RESULTS

I-77 ADJUSTED EBITDA EVOLUTION (USD million)


6
13
16
17
53.3%
69.3%
68.7%
60.4%
Q1 22
Q1 23
Q1 24
Q1 25
ADJ. EBITDA*
ADJ. EBITDA margin*

Adjusted EBITDA was affected by the accrual of USD 4 million of **revenue sharing** for Q1 2025, compared to none in Q1 2024, as it was accounted in Q2 2024 for the period January-June 2024. Additionally, the revenue share from extended vehicles amounted to USD 2 million for Q1 2025 (USD 1 million in Q1 2024).

I-77 net debt was USD 454 million in March 2025 (USD 466 million in December 2024) with an average cost of 6.24%.

Credit rating

	PAB	USPP NOTES
FITCH	BBB+	BBB+
DBRS	BBB	BBB

NORTHERN VIRGINIA MANAGED LANES (USA)

I-66 (55.70%, globally consolidated)

In Q1 2025, **traffic** increased by +3.7% vs. Q1 2024, driven by increased traffic in the corridor positively impacted by more return-to-the-office mandates with strong during peak hours, despite severe weather in Q1 2025 and the leap year effect in 2024.

(USD million)	Q1 25	Q1 24	VAR.
Transactions (million)	7.3	7.1	3.7%
Avg. revenue per transaction (USD)	8.2	6.6	25.6%
Revenue	63	48	31.1%
Adjusted EBITDA*	50	37	34.0%
Adjusted EBITDA margin*	78.9%	77.2%	
Adjusted EBIT*	30	21	43.8%
Adjusted EBIT margin*	47.3%	43.1%	

The average **revenue per transaction** reached USD 8.2 in Q1 2025, +25.6% higher compared with Q1 2024, improved by higher toll rates.

I-66 net debt reached USD 1,702 million in March 2025 (USD 1,730 million in December 2024) with an average cost of 3.58%.

Credit rating

	PAB	TIFIA
Moody's	Baa3	Baa3
FITCH	BBB	BBB

IRB (INDIA)

IRB Infrastructure Developers (IRB) (19.86%, equity-accounted)

Ferrovial's Q1 2025 and Q1 2024 results do not include IRB's contribution for that period , based on IRB's financial calendar.

IRB Infrastructure Trust (23.99%, equity-accounted)

Private InvIT manages a portfolio of 14 highways and 1 under construction across India.

Ferrovial's Q1 2025 and Q1 2024 results do not include IRB Infrastructure Trust's contribution for that period, based on IRB Infrastructure Trust's financial calendar.

ASSETS UNDER DEVELOPMENT

(EUR million)	INVESTED CAPITAL	PENDING COMMITTED CAPITAL	NET DEBT 100%	CINTRA SHARE
Equity Consolidated	**725**	**239**	**4,239**	
Ruta del Cacao	0	0	233	30.0%
Silvertown Tunnel	0	28	1,418	22.5%
Anillo Vial Periférico	15	194	–	35.0%
IRB Private InvIT	710	17	2,589	24.0%

- **Ruta del Cacao (Colombia):** 152 km, out of which 81 km are new highway, including the construction of 16 bridges, 2 viaducts & 2 tunnels with a combined length of 6 km. A 25-year concession, design and construction works are 98.9% complete on an earned value basis as of March 31, 2025.
- **Silvertown Tunnel (London, UK):** an availability payment project with a concession term of 25 years, Silvertown Tunnel is a 1.4 km twin bore road tunnel built under the River Thames. Design and construction works are 99.4% completed as of March 31, 2025. On April 7, 2025, the Silvertown Tunnel opened to traffic linking the Greenwich Peninsula and the Royal Docks in East London, reducing congestion and improving connectivity for residents and businesses alike.
- **Anillo Vial Periférico (Lima, Peru):** a Cintra led-consortium, signed the concession contract to develop the Anillo Vial Periférico (Peripheral Ring Road) in Lima under a concession format with an investment of USD 3.4 billion on November 12, 2024. This amount includes contributions from public funds by the Public Administration. Ferrovial, through Cintra, owns 35% of the consortium. This project comprises the design, financing, construction, management and maintenance of a 34.8 km urban highway.

TENDERS PENDING

Ferrovial remains focused on the U.S. as its key market, and continues to closely monitor private initiatives:

- In February, 2025, the Cintra-led consortium was shortlisted for bidding on the **I-285 East Express Lanes** in Atlanta (Georgia), which consists of the implementation of Managed Lanes along 30 miles (Phase 1: 16 miles and Phase 2: 14 miles), with bidding expected in H1 2026. Additionally, the Georgia DOT expects to issue the request for qualification (RFQ) for the **I-285 West Express Lanes** in 2025, the project will cover 11 miles.
- In January, 2025, the Cintra-led consortium submitted the RFQ for bidding on the **I-24 Southeast Choice Lanes** project in Tennessee. The project will span 25 miles (Phase 1: 20 miles and Phase 2: 5 miles), covering the area between I-40 in Nashville and I-840 in Murfreesboro.
- In October 2024, the Charlotte Regional Transportation Planning Organization voted in favor of launching a tender to procure the **I-77 South Express Lanes** under a concessional model. The North Carolina DOT is expected to issue the RFQ in H2 2025.
- Ferrovial is actively monitoring several projects in other states, such as Virginia and Florida. These projects have different degrees of development and are expected to come to market in the coming months. Some of these projects include Managed Lanes schemes.

In addition to these opportunities in the U.S., Cintra is active in other geographies where selective investments could be pursued. As an example, Cintra was shortlisted for the bidding of **D35 Highway** project (Czech Republic) in December 2024, which follows an availability payment concession model. The project involves the total reconstruction of an existing 35 km section of D35, as well as the operation and maintenance of this section and an adjacent 22 km section reconstructed by third parties.

**Non-IFRS financial measure. For the definition and reconciliation to the most comparable IFRS measure, see Appendix V - Alternative Performance Measures*

4

FERROVIAL - Q1 2025 FINANCIAL RESULTS

Airports

NTO at JFK (49%, equity-accounted) – USA

As of March 31, 2025, Ferrovial has contributed USD 961 million of equity to the NTO (New Terminal One) project at New York's John F. Kennedy International Airport. Ferrovial's total equity commitment for the project is USD 1,142 million.

The development of the project currently progresses within expectations with the project facing a crucial year of construction. The construction progress has advanced by 6% in Q1 2025. The main milestones achieved in Q1 2025 were the commissioning for first elevator and curtain wall completion at East Pier. Additionally, the first passenger boarding bridge was installed on the East Pier. The terminal is expected to be operational in 2026, with the concession contract ending in 2060.

As of the date of this publication, NTO has reached 18 agreements with airlines, including contracts executed with 13 airlines and 5 letters of intent (LOIs). Additionally, advanced discussions are currently ongoing with a group of leading international carriers.

(EUR million)	INVESTED CAPITAL	PENDING COMMITTED CAPITAL	NET DEBT 100%	FERROVIAL SHARE
NTO	894	167	4,040	49%

Dalaman (60%, globally consolidated) – Turkey

Traffic: number of passengers reached 0.3 million in Q1 2025, +0.6% vs. Q1 2024, mainly driven by domestic market due to increased capacity partially offset by slightly lower international traffic due to low season and the shift of Easter from March to April in 2025.

(EUR million)	Q1 25	Q1 24	VAR.
Traffic	0.3	0.3	0.6%
Revenue	3	3	3.2%
Adjusted EBITDA*	-1	-2	13.6%
Adjusted EBITDA margin*	n.r.	n.r.	
Adjusted EBIT*	-3	-3	-29.7%
Adjusted EBIT margin*	n.r.	n.r.	

Revenue reached EUR 3 million in Q1 2025 (+3.2% vs Q1 2024) and **adjusted EBITDA** stood at EUR -1 million in Q1 2025 (+13.6% vs Q1 2024) due to a linear opex along the year while revenue is concentrated in the peak season, starting in mid-March.

Cash amounted to EUR 28 million as of March 31, 2025 (EUR 34 million as of December 31, 2024).

Dalaman net debt stood at EUR 76 million as of March 31, 2025 (EUR 70 million as of December 31, 2024).

HEATHROW – UK

On February 26, 2025, Ferrovial announced that a binding agreement has been reached with Ardian for the sale of its entire stake (5.25%) in FGP Topco Ltd. (Topco), parent company of Heathrow Airport Holdings Ltd., for c. GBP 455 million, which will be adjusted with an interest rate to be applied until closing. As part of the same agreement, other shareholders of Topco, including CDPQ, have also reached an agreement to sell an additional 4.75% to Ardian.

Full completion of the acquisition under the agreement is also subject to the satisfaction of applicable regulatory conditions.

AGS – UK

On November 13, 2024, Ferrovial announced that an agreement had been reached with Avialliance UK Limited for the sale of its entire stake (50%) in AGS Airports Holdings Limited (AGS), the parent company owning the Aberdeen, Glasgow and Southampton Airports. As part of the agreement, Macquarie (Ferrovial's joint venture partner in AGS) will also sell its entire stake (50%) in AGS.
The agreement valued 100% of the stake at GBP 900 million, representing the equity value for a 100% interest in AGS.

On January 28, 2025, Ferrovial announced the completion of the sale of its stake in AGS for GBP 450 million. The transaction resulted in a capital gain of EUR 297 million in Q1 2025.

*Non-IFRS financial measure. For the definition and reconciliation to the most comparable IFRS measure, see Appendix V - Alternative Performance Measures

5

FERROVIAL - Q1 2025 FINANCIAL RESULTS

Construction

Revenue	**EUR 1,584 million**	**+5.3%**	**LfL growth***
Adjusted EBIT*	**EUR 52 million**	**3.3%**	**Adjusted EBIT* margin**

Revenue increased by +5.3% LfL vs. Q1 2024, North America accounted for 36%, while Poland contributed 25%.

In Q1 2025, Construction **adjusted EBIT** totaled EUR 52 million, reaching a 3.3% adjusted EBIT margin (2.1% in Q1 2024). Construction achieved another quarter of profitability growth, continuing the positive trend from previous quarters and showing a significant improvement compared to last year's performance. Details by subdivision:

- **Budimex:** Revenue increased by +3.1% LfL vs. Q1 2024, due to the new contracts awarded in 2024. Profitability remained solid at 6.4% adjusted EBIT margin in Q1 2025, although slightly lower than Q1 2024 (7.2%), as 2024 benefited from the extraordinary impact recognized from the increase in the cap of the price indexation agreements in public contracts for roads and rail.
- **Webber:** Revenue increased by +16.5% LfL vs. Q1 2024, largely from Civil Works activities on the back of numerous awards in 2023 and 2024. Adjusted EBIT margin was higher at 2.6% in Q1 2025 vs. 2.2% in Q1 2024.
- **Ferrovial Construction:** Revenue increased by +1.1% LfL vs. Q1 2024, with greater contributions from Canada and Spain, which offset the completion of large contracts in North America, such as the California High Speed Rail project. Adjusted EBIT totaled EUR 15 million compared to the losses (EUR -3 million) in Q1 2024 showing widespread improvements across all regions. These improvements are due to risk mitigation in the final phases as well as operational improvements as projects move beyond their initial phases.

Q1 2025 Order book & LfL change vs December 2024:
(EUR million)


LfL growth*
+11.6%
-1.8%
+0.8%
7,272
4,403
5,512
F. Construction
Budimex
Webber

The **order book reached a new all-time high,** standing at EUR 17,187 million as of March 2025 (+4.4% LfL compared with December 2024). The Civil Works segment remains the largest segment (71%) and continues to adopt highly selective criteria when participating in tenders.

The percentage of the construction order book (excluding Webber and Budimex) from projects with Ferrovial reached 4% in March 2025 (6% in December 2024).

The order book figure, at March 2025, does not include pre-awarded contracts or contracts pending of commercial or financial agreement, which amount to c.EUR 1,520 million, and primarily consist of contracts from Ferrovial Construction and Budimex. Anillo Vial Periférico in Perú is included in this amount and would have raised the % of backlog with group companies to 14%.

P&L DETAILS (EUR million)

CONSTRUCTION	Q1 25	Q1 24	VAR.	LfL growth*
Revenue	1,584	1,476	7.3%	5.3%
Adjusted EBITDA*	87	68	27.5%	24.8%
Adjusted EBITDA margin*	5.5%	4.6%		
Adjusted EBIT*	52	32	64.1%	n.s.
Adjusted EBIT margin*	3.3%	2.1%		
Order book*/**	17,187	16,755	2.6%	4.4%

BUDIMEX	Q1 25	Q1 24	VAR.	LfL growth*
Revenue	404	380	6.3%	3.1%
Adjusted EBITDA*	35	36	-1.9%	-4.9%
Adjusted EBITDA margin*	8.8%	9.5%		
Adjusted EBIT*	26	27	-5.5%	-8.4%
Adjusted EBIT margin*	6.4%	7.2%		
Order book*/**	4,403	4,389	0.3%	-1.8%

WEBBER	Q1 25	Q1 24	VAR.	LfL growth*
Revenue	414	345	19.9%	16.5%
Adjusted EBITDA*	24	19	26.4%	23.4%
Adjusted EBITDA margin*	5.8%	5.5%		
Adjusted EBIT*	11	8	43.1%	39.3%
Adjusted EBIT margin*	2.6%	2.2%		
Order book*/**	5,512	5,710	-3.5%	0.8%

F. CONSTRUCTION	Q1 25	Q1 24	VAR.	LfL growth*
Revenue	766	751	2.1%	1.1%
Adjusted EBITDA*	28	13	109.2%	111.3%
Adjusted EBITDA margin*	3.6%	1.8%		
Adjusted EBIT*	15	-3	n.s.	n.s.
Adjusted EBIT margin*	2.0%	-0.4%		
Order book*/**	7,272	6,657	9.2%	11.6%

**Non-IFRS financial measure. For the definition and reconciliation to the most comparable IFRS measure, see Appendix V - Alternative Performance Measures*
***Order book vs. December 2024.*

6

FERROVIAL - Q1 2025 FINANCIAL RESULTS

Consolidated Net Debt

CONSOLIDATED NET DEBT*

(EUR million)	MAR-25	DEC-24
Cash and cash equivalents from ex-infrastructure project companies	-4,284	-4,653
Short and long-term borrowings from ex-infrastructure project companies	2,488	2,889
Other from ex-infrastructure project companies**	-51	-30
Consolidated Net Debt of ex-infrastructure project companies*	**-1,847**	**-1,794**
Cash and cash equivalents from infrastructure project companies	-187	-175
Short and long-term borrowings from infrastructure project companies	8,161	8,400
Other from infrastructure project companies***	-492	-369
Consolidated Net Debt of infrastructure project companies*	**7,482**	**7,856**
Consolidated Net Debt*	**5,636**	**6,061**

CONSOLIDATED BORROWINGS

MAR-25 (EUR million)	Ex-infrastructure project companies	Infrastructure project companies	Consolidated
Short and long-term borrowings	2,488	8,161	10,649
% fixed	99.6%	99.0%	99.2%
% variable	0.4%	1.0%	0.8%
Average rate	2.3%	4.4%	3.9%
Average maturity (years)	3	19	15

Consolidated Net Debt of Ex-Infrastructure project companies

CONSOLIDATED NET DEBT*

Cash and cash equivalents	**EUR -4,284 million**
Borrowings and other	**EUR 2,437 million**
Consolidated Net Debt of ex-infrastructure project companies*	**EUR -1,847 million**

LIQUIDITY*

(EUR million)	MAR-25
Cash and cash equivalents	4,284
Undrawn credit lines	1,019
Other	30
Total Liquidity ex-infrastructure projects	**5,334**

DEBT MATURITIES (EUR million)

2025*	2026	2027	>2028
102	795	71	1,512

(*) In 2025, ex-infrastructure debt includes outstanding ECP (Euro Commercial Paper), which at March 31st, 2025, had a carrying amount of EUR 100 million (2.529% average rate) and maturing in 2025.

RATING

Standard & Poor's	**BBB / stable**
Fitch Ratings	**BBB / stable**

**Non-IFRS financial measure. For the definition and reconciliation to the most comparable IFRS measure, see Appendix V - Alternative Performance Measures*

***Other from ex-infrastructure project companies includes non-current restricted cash, forwards hedging and cross currency swaps balances, intragroup position balances and other short term financial assets, as explained under section 2.1 (Consolidated Net Debt) of the Alternative Performance Measures.*

****Other from infrastructure project companies includes short and long term borrowings, non-current restricted cash and intragroup position balances, as explained under section 2.1 (Consolidated Net Debt) of the Alternative Performance Measures.*

7

CHANGE IN CONSOLIDATED NET DEBT OF EX-INFRASTRUCTURE PROJECT COMPANIES (EUR million)*/** (**) Due to rounding, numbers may not add up precisely. Ferrovial’s consolidated net debt includes Budimex’s consolidated net debt at 100% that reached EUR -733 million in December 2024 and EUR -692 million in March 2025. Cash and cash equivalents at ex-infrastructure project companies stood at EUR 4,284 million in March 2025 vs. EUR 4,653 million in December 2024. The main drivers of this change were: • Dividends from projects amounted to EUR 19 million, mostly by EUR 16 million from Heathrow. • Tax payments reached EUR -27 million, including EUR-22 million of corporate income tax in Budimex. • Investments stood at EUR -208 million, mainly related to EUR -152 million of equity invested in NTO and EUR -47 million of capex in Construction. • Interested received and other investing activities cash flow amounted to EUR 47 million, mainly related to cash remuneration. • Divestments reached EUR 540 million, largely driven by the divestment of AGS for EUR 538 million. • Shareholder distribution: EUR -156 million of share repurchases made under the share buyback program announced on August 23, 2024 and extended and increased on December 13, 2024. • Other cash flows from (used in) financing activities amounted to EUR -447 million, including the repayment of the revolving facility (EUR -250 million), the reduction of Euro Commercial Paper (EUR -150 million), financial leases (EUR -29 million), and interest payments (EUR -18 million). • Effect of exchange rate on Cash & Cash equivalents was EUR -44 million. *Non-IFRS financial measure. For the definition and reconciliation to the most comparable IFRS measure, see Appendix V - Alternative Performance Measures FERROVIAL - Q1 2025 FINANCIAL RESULTS 8

Appendix I – Scrip dividend, share buy-back and cancellation of shares SCRIP DIVIDEND On May 13, 2025 Ferrovial SE has announced an interim scrip dividend of EUR 228 million in aggregate, payable in cash or shares at the election of Ferrovial's shareholders, against Ferrovial's reserves. The number of existing Ferrovial shares entitled to one new Ferrovial share (the "Ratio") will be determined based on the volume weighted average price of all traded Ferrovial shares on the Spanish Stock Exchanges on 4, 5 and 6 June 2025. Ferrovial will calculate the Ratio such that the gross EUR value of dividend in shares will be approximately equal to the gross dividend in cash. The Ratio and the number of new Ferrovial shares to be issued in connection with the scrip dividend is expected to be announced on June 23, 2025. Ferrovial shareholders are given the opportunity to indicate their election between cash and new Ferrovial shares, from May 26, 2025 for shares held through Euroclear Nederland or Iberclear and from May 27, 2025 for shares held through DTC or held directly on the share register, in both cases until June 6, 2025. The dividend payment date is expected to be from June 25, 2025. SHARE BUY-BACK AND CANCELLATION OF SHARES On August 23, 2024, Ferrovial announced the implementation of a buy-back program of the Ferrovial’s own shares. The buy-back program has the following terms: • Purpose: to repurchase Ferrovial shares in the context of various corporate actions (such as, for instance, employee share incentives, placement of share in the market, or cancelling the repurchased shares). • Maximum net investment: EUR 300 million. In no case may the number of shares to be acquired exceed 30 million shares, representing approximately 4.1% of Ferrovial’s issued share capital as of the date thereof. • Duration: August 26, 2024, to February 28, 2025 (both inclusive). • Ferrovial may extend its duration in view of the prevailing circumstances and in the interest of the Company and its stakeholders. On December 13, 2024 Ferrovial announced the extension of the August 23, 2024 program to May 30, 2025, and an increase in the maximum amount by EUR 300 million, bringing the total maximum amount to EUR 600 million. On March 14, 2025 Ferrovial announced the implementation of a new buy-back program of Ferrovial’s own shares with the following terms: • Purpose: to cancel the shares to be repurchased, reducing the Ferrovial’s issued share capital. • Maximum net investment: EUR 500 million. In no case may the number of shares to be acquired under the Program exceed 15 million shares, representing approximately 2.06% of the Ferrovial’s share capital as of March 14, 2025. • Duration: the Program has been authorized for a period beginning the next trading day following the end of Ferrovial current repurchase program (as announced to the market on August 23, 2024 and extended and increased on December 13, 2024) up to May 29, 2026 (both inclusive), without prejudice that Ferrovial may extend its duration in view of the prevailing circumstances and in the interest of Ferrovial and its stakeholders. • Ferrovial reserves the right to terminate the Program if, prior to that term, it has acquired shares under the Program for either a price that reaches the maximum net investment amount or the maximum number of shares authorized, or if any other circumstance makes it advisable to do so. Ferrovial issued share capital amounts to EUR 7,295,599.51, represented by 729,559,951 shares of a single class with a nominal value of EUR 0.01 each, and held 11,157,100 treasury shares at March 31, 2025. Appendix II – Shareholder Structure Ferrovial’s SE substantial holdings (i.e., shareholdings equal or above 3% of the issued share capital) filed with the public register of the Dutch Authority for the Financial Markets Authority (AFM - Autoriteit Financiële Markten) as of March 31, 2025: 21.3% 8.6% 3.6% 5.0% 10.0% 51.5% R. del Pino Calvo-Sotelo M. del Pino y Calvo-Soltelo BlackRock Lazard Asset Management The Children’s Investment Master Fund Free Float FERROVIAL - Q1 2025 FINANCIAL RESULTS 9

FERROVIAL - Q1 2025 FINANCIAL RESULTS

Appendix III – Highways details by asset

HIGHWAYS – GLOBAL CONSOLIDATION

(EUR million)	TRAFFIC (Million of transactions)			REVENUE			ADJ. EBITDA*			ADJ. EBITDA MARGIN*		NET DEBT*	
Global consolidation	**Q1 25**	**Q1 24**	**VAR.**	**Q1 25**	**Q1 24**	**VAR.**	**Q1 25**	**Q1 24**	**VAR.**	**Q1 25**	**Q1 24**	**Q1 25**	**SHARE**
NTE	9	9	-5.7%	70	63	11.4%	61	56	9.0%	86.4%	88.3%	1,209	63.0%
LBJ	11	11	2.2%	53	46	15.7%	44	38	16.1%	82.9%	82.6%	1,855	54.6%
NTE 35W	12	12	2.9%	76	66	15.7%	61	58	6.0%	80.5%	87.8%	1,483	53.7%
I-77	10	10	0.4%	26	21	25.7%	16	14	10.6%	60.4%	68.7%	420	72.2%
I-66	7	7	3.7%	60	44	35.3%	47	34	38.2%	78.9%	77.2%	1,574	55.7%
TOTAL USA				**286**	**240**	**19.1%**	**229**	**200**	**14.6%**			**6,542**	
Autema**	20,232	17,812	13.6%	20	19	10.0%	18	17	10.4%	89.8%	89.4%	563	76.3%
Aravia**	38,854	37,282	4.2%	12	11	17.6%	10	7	52.6%	83.6%	64.4%	-17	100.0%
TOTAL SPAIN				**33**	**29**	**12.7%**	**29**	**23**	**22.7%**			**545**	
Via Livre				3	4	-26.5%	0	1	-72.4%	8.5%	22.6%	-7	84.0%
TOTAL PORTUGAL				**3**	**4**	**-26.5%**	**0**	**1**	**-72.4%**			**-7**	
TOTAL HEADQUARTERS AND OTHER* **				**3**	**4**	**-23.2%**	**-23**	**-21**	**-9.4%**			**6**	
TOTAL HIGHWAYS				**324**	**277**	**17.2%**	**235**	**203**	**15.7%**	**72.5%**	**73.4%**	**7,086**	

**Non-IFRS financial measure. For the definition and reconciliation to the most comparable IFRS measure, see Appendix V - Alternative Performance Measures*
***Traffic in ADT*
****Revenue and Adjusted EBITDA include Headquarters and Other, while Net Debt refers only to Next Move*

HIGHWAYS – EQUITY-ACCOUNTED

(EUR million)	TRAFFIC (ADT)			REVENUE			EBITDA			ADJ. EBITDA MARGIN		NET DEBT	
Equity accounted	**Q1 25**	**Q1 24**	**VAR.**	**Q1 25**	**Q1 24**	**VAR.**	**Q1 25**	**Q1 24**	**VAR.**	**Q1 25**	**Q1 24**	**Q1 25**	**SHARE**
407 ETR (VKT million)	524	514	1.9%	271	225	20.5%	213	191	11.5%	78.3 %	84.7 %	6,267	43.2 %
M4*		35,364	n.a.		9	n.a.		5	n.a.		57.5 %		20.0 %
M3*		42,826	n.a.		3	n.a.		2	n.a.		45.6 %		20.0 %
A-66 Benavente Zamora*					6	n.a.		6	n.a.		88.8 %		25.0 %
Serrano Park*					2	n.a.		1	n.a.		73.4 %		50.0 %
EMESA				48	55	-13.0%	27	34	-22.3%	55.6 %	62.3 %	60	10.0 %
Toowoomba				6	6	-4.3%	1	1	-5.3%	22.4 %	22.7 %	196	40.0 %
OSARs				1	2	-9.9%	1	1	-5.5%	87.9 %	83.7 %	189	50.0 %
Zero ByPass (Bratislava)				9	9	0.0%	8	8	-0.3%	85.5 %	85.7 %	768	35.0 %

**In October 2024, M4, M3, A-66 Benavente-Zamora, and Serrano Park were divested as part of the Umbrella Roads BV transaction.*

Appendix IV – Exchange rate movements

Exchange rates expressed in units of currency per Euro, with negative variations representing euro depreciation and positive variations euro appreciation.

	LAST EXCHANGE RATE (BALANCE SHEET)	CHANGE 2025/2024	AVERAGE EXCHANGE RATE (P&L)	CHANGE 2025/2024
GBP	0.8377	1.3%	0.8355	-2.4%
US Dollar	1.0812	4.5%	1.0526	-3.0%
Canadian Dollar	1.5542	4.4%	1.5106	3.2%
Polish Zloty	4.1861	-2.2%	4.2010	-3.0%
Australian Dollar	1.7323	3.5%	1.6774	1.6%
Indian Rupee	92.0865	3.2%	91.1655	1.1%

10

Appendix V – Alternative Performance Measures This quarterly results report presents selected financial and operating information that has not been audited. This information has been prepared in accordance with EU-IFRS and Part 9 of Book 2 of the Dutch Civil Code. In addition, in this quarterly results report the management provides other selected non-IFRS regulated financial measures, that we refer to as “APMs” (Alternative Performance Measures) according to the directives of European Securities and Markets Authority (ESMA) or “Non-IFRS measures”. In this quarterly results report, we have considered the following non-IFRS measures: – Non-IFRS measures related to operating results, including Adjusted EBIT and Adjusted EBIT Margin, Adjusted EBITDA and Adjusted EBITDA Margin, Comparable or “Like-for-like” (“LfL”) Growth and Order Book. – Non-IFRS measures related to liquidity and capital resources, including Consolidated Net Debt and Ex-Infrastructure Liquidity. These non-IFRS measures and APMs are not audited and should not be considered as alternatives to information included in this quarterly results report, such as operating result, revenue, cash generated from operating activities or any other performance measures derived in accordance with IFRS as measures of operating performance or operating cash flows or liquidity. We believe that these measures are metrics commonly used by investors to evaluate our performance and that of our competitors. We further believe that the disclosure of these measures is useful to investors, as these measures form the basis of how our executive team and the Board evaluate our performance. By disclosing these measures, we believe that we create for investors a greater understanding of, and an enhanced level of transparency into, some of how our management team operates and evaluates us and facilitates comparisons of the current period’s results with prior periods. While similar measures are widely used in the industry in which we operate, the financial measures we use may not be comparable to similarly titled measures used by other companies, nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with EU-IFRS. 1. Non-IFRS Measures: Operating Results 1.1 Adjusted EBIT and Adjusted EBIT Margin Adjusted EBIT is defined as our operating profit/(loss) for the period excluding impairment and disposal of fixed assets. We reconcile Adjusted EBIT to operating profit/(loss) instead of net profit/(loss) because that is the most directly comparable measure presented in accordance with EU-IFRS in this quarterly results report. Adjusted EBIT is a non-IFRS financial measure and should not be considered as an alternative to operating profit/(loss) or any other measure of our financial performance calculated in accordance with IFRS. Adjusted EBIT does not have a standardized meaning and, therefore, cannot be compared to Adjusted EBIT of other companies. Adjusted EBIT Margin is defined as Adjusted EBIT divided by our revenue for the relevant period. The detailed reconciliation of our Adjusted EBIT to our operating profit/(loss) can be found in the selected financial information available at https://www.ferrovial.com/en/ir-shareholders/financial- information/quarterly-financial-information/ (Excel file: Q1 2025 Alternative Performance Measures). It includes reconciliation of our Construction subdivisions, USA Highways and Airports subdivisions. 1.2 Adjusted EBITDA and Adjusted EBITDA Margin Adjusted EBITDA is defined as our operating profit/(loss) for the period excluding impairment and disposal of fixed assets and charges for fixed asset and right of use of leases depreciation and amortization. We reconcile Adjusted EBITDA to operating profit/(loss) instead of net profit/(loss) because that is the most directly comparable measure presented in accordance with EU-IFRS in this quarterly results report. Adjusted EBITDA is a non-IFRS financial measure and should not be considered as an alternative to operating profit/(loss) or any other measure of our financial performance calculated in accordance with IFRS. We use Adjusted EBITDA to provide an analysis of our operating results, excluding depreciation and amortization, as they are non-cash variables, which can vary substantially from company to company depending on accounting policies and accounting valuation of assets. Adjusted EBITDA is used as an approximation to pre-tax operating cash flow and reflects cash generation before working capital variation. Adjusted EBITDA is a measure which is widely used to track our performance and profitability as well as to evaluate each of our businesses and the level of debt by comparing the Adjusted EBITDA with Consolidated Net Debt. However, Adjusted EBITDA does not have a standardized meaning and, therefore, cannot be compared to Adjusted EBITDA of other companies. Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by our revenues for the relevant period. The detailed reconciliation of our Adjusted EBITDA to our operating profit/(loss) can be found in the selected financial information available at https://www.ferrovial.com/en/ir-shareholders/financial- information/quarterly-financial-information/ (Excel file: Q1 2025 Alternative Performance Measures). It includes reconciliation of our Construction subdivisions, USA Highways and Airports subdivisions. 1.3 Comparable or “Like-for-like” (“LfL”) Growth Comparable Growth, also referred to as “Like-for-like” Growth (“LfL”), corresponds to the relative year-on-year variation in comparable terms of the figures for revenue, Adjusted EBIT and Adjusted EBITDA. Comparable or “Like-for-like” (“LfL”) Growth is a non-IFRS financial measure and should not be considered as an alternative to revenues, operating profit/(loss) or any other measure of our financial performance calculated in accordance with IFRS. Comparable or “Like- for-like” (“LfL”) Growth is calculated by adjusting each year, in accordance with the following rules: • Elimination of the exchange-rate effect, calculating the results of each period at the rate in the current period. • Elimination of impairment and disposal of fixed asset for each period. • In the case of disposals of any of our companies and loss of control thereto, elimination of the operating results of the disposed company when the impact effectively occurred to achieve the homogenization of the operating result. • Elimination of the restructuring costs in all periods. • In acquisitions of new companies which are considered material, elimination in the current period of the operating results derived from those companies except in the case where this elimination is not possible due to the high level of integration with other reporting units. Material companies are those the revenue of which represent ≥5% of the reporting unit’s revenue before the acquisition. • In the case of changes in the accounting model of a specific contract or asset, when material, application of the same accounting model to the previous year’s operating result. • Elimination of other non-recurrent impacts (mainly related to tax and human resources) considered relevant for a better understanding of our underlying results in all periods. FERROVIAL - Q1 2025 FINANCIAL RESULTS 1

We use Comparable or “Like-for-like” (“LfL”) Growth to provide a more homogenous measure of the underlying profitability of its businesses, excluding non-recurrent elements which would induce a misinterpretation of the reported growth, impacts such as exchange- rate movements, or changes in the consolidation perimeter which distort the comparability of the information. Additionally, we believe that it allows us to provide homogenous information for better understanding of the performance of each of our businesses. The detailed reconciliation of our revenues on like-for-like basis to our revenues, Adjusted EBIT/EBITDA on like-for-like basis to our operating profit/(loss), by business division, can be found in the selected financial information available at https://www.ferrovial.com/en/ir- shareholders/financial-information/quarterly-financial-information/ (Excel file:Q1 2025 Alternative Performance Measures). 1.4 Order Book Order Book corresponds to our income which is pending execution corresponding to those contracts of the Construction Business Division which we have signed and over which we have certainty regarding their future execution. The Order Book is calculated by adding the contracts of the actual year to the balance of the contract Order Book at the end of the previous year, less the income recognized in the current year. The total income from a contract corresponds to the agreed price or rate corresponding to the delivery of goods and/or the rendering of the contemplated services. If the execution of a contract is pending the closure of financing, the income from said contract will not be added to the calculate the Order Book until said financing is closed. We use the Order Book as an indicator of our future income, as it reflects, for each contract, the final revenue minus the net amount of work performed. There is no comparable financial measure to the Order Book in IFRS. This reconciliation is based on the order book value of a specific construction being comprised of its contracting value less the construction work completed, which is the main component of the sales figure. Therefore, it is not possible to present a reconciliation of the Order Book to our Financial Statements. We believe the difference between the construction work completed and the revenue reported for the Construction Business Division in the Financial Statements is attributable to the fact that these are subject to, among others, the following adjustments: (i) consolidation adjustments, (ii) charges to joint ventures, (iii) sale of machinery, and (iv) confirming income. 2. Non-IFRS Measures: Liquidity and Capital Resources 2.1 Consolidated Net Debt Consolidated Net Debt corresponds to our balance of cash and cash equivalents minus short and long-term borrowings and other financial items that include our non-current restricted cash, the balance related to exchange-rate derivatives (covering both the debt issuance in currency other than the currency used by the issuing company, through forward hedging derivatives, and cash positions that are exposed to exchange rate risk, through cross currency swaps) and other short term financial assets. Lease liabilities are not part of the Consolidated Net Debt. Consolidated Net Debt is a non-IFRS financial measure and should not be considered as an alternative to net income or any other measure of our financial performance calculated in accordance with IFRS. We further break down our Consolidated Net Debt into two categories: • Consolidated Net Debt of infrastructure project companies: corresponds to our infrastructure project companies, which has no recourse to us, as a shareholder, or with recourse limited to the guarantees issued. • Consolidated Net Debt of ex-infrastructure project companies: corresponds to our other businesses, including our holding companies and other companies that are not considered infrastructure project companies. The debt included in this category generally has recourse to the Group. We also discuss the evolution of our Consolidated Net Debt during any relevant period and split it into two categories: (i) Consolidated Net Debt of ex-infrastructure project companies and (ii) Consolidated Net Debt of infrastructure project companies, separated into the following items: 1. change in cash and cash equivalents; 2. change of our short and long-term borrowings for the relevant period; and change in additional financial items that we consider part of our Consolidated Net Debt including changes of non-current restricted cash, changes in balance related to exchange-rate derivatives, changes in intragroup position balances and changes in other short-term financial assets. The reconciliation of Consolidated Net Debt to our cash and cash equivalents, as well as changes in Consolidated Net Debt of ex- infrastructure project companies to our Consolidated Cash Flow can be found in the selected financial information available at https:// www.ferrovial.com/en/ir-shareholders/financial-information/ quarterly-financial-information/ (Excel file: Q1 2025 Alternative Performance Measures). 2.2 Ex-Infrastructure Liquidity Ex-Infrastructure Liquidity corresponds to the sum of the cash and cash equivalents raised from to our ex- infrastructure projects, long-term restricted cash, as well as the committed short and long-term credit facilities which remain undrawn by the end of each period (corresponding to credits granted by financial entities which may be drawn by us within the terms, amount and other conditions agreed in each contract) and forward hedging cash flows. We use Ex-Infrastructure Liquidity to determine our liquidity to meet any financial commitment in relation to our ex-infrastructure projects. The following table present the ex-infrastructure liquidity for the periods indicated. The detailed reconciliation of Ex-Infrastructure Liquidity can be found in the selected financial information available at https:// www.ferrovial.com/en/ir-shareholders/financial-information/ quarterly-financial-information/ (Excel file: Q1 2025 Alternative Performance Measures). FERROVIAL - Q1 2025 FINANCIAL RESULTS 2